UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Quick Start Holdings, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)
74841E107

(CUSIP Number)
Nirajkumar Patel 401 N. Wickham Road, Suite 130 Melbourne, FL 32935 888-337-0468

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74841E107	SCHEDULE 13D

1	NAME OF REPORTING PERSON Kaival Brands Innovations Group, LLC; IRS No. 83-3519785
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power – 0
	8	Shared Voting Power – 504,000,000
	9	Sole Dispositive Power – 0
	10	Shared Dispositive Power – 504,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 504,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.06%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1.	Based on 572,364,574 shares of common stock, par value $0.001 per share, outstanding as of February 19, 2019, as reported on the Issuer’s Amendment No. 1 to Registration Statement on Form 10-12G, filed with the Securities and Exchange Commission on February 19, 2019.

CUSIP No. 74841E107	SCHEDULE 13D

1	NAME OF REPORTING PERSON Nirajumar Patel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power – 0
	8	Shared Voting Power – 504,000,000
	9	Sole Dispositive Power – 0
	10	Shared Dispositive Power – 504,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 504,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.06%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1.	Based on 572,364,574 shares of common stock, par value $0.001 per share, outstanding as of February 19, 2019, as report on the Issuer’s Amendment No. 1 to Registration Statement on Form 10-12G, filed with the Securities and Exchange Commission on February 19, 2019.

CUSIP No. 74841E107	SCHEDULE 13D

1	NAME OF REPORTING PERSON Eric Mosser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power – 0
	8	Shared Voting Power – 504,000,000
	9	Sole Dispositive Power – 0
	10	Shared Dispositive Power – 504,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 504,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.06%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1.	Based on 572,364,574 shares of common stock, par value $0.001 per share, outstanding as of February 19, 2019, as report on the Issuer’s Amendment No. 1 to Registration Statement on Form 10-12G, filed with the Securities and Exchange Commission on February 19, 2019.

CUSIP No. 74841E107	SCHEDULE 13D

SCHEDULE 13D

The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D (this “Statement”) because, due to certain relationships among the reporting persons, such reporting persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Company (defined below) by one or more of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Statement (the “Joint Filing Agreement”), a copy of which is filed as Exhibit 1 to this Statement.

Item 1.  Security and Issuer.

This Statement relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Quick Start Holdings, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 401 N. Wickham Road, Suite 130, Melbourne, Florida 32935.

Item 2.  Identity and Background.

(a)	This Schedule 13D is being filed by (i) Kaival Brands Innovations Group, LLC, a Delaware limited liability company (“KBIG”), (ii) Nirajkumar Patel, the co-Manager of KBIG and one of its members (“Mr. Patel”), and (iii) Eric Mosser, the co-Manager of KBIG and one of its members (“Mr. Mosser”, and together with KBIG and Mr. Patel, the “Reporting Persons” and, each a “Reporting Person”).
(b)	The principal business of KBIG is to invest in the Company. Mr. Patel is a member of KBIG and serves as the Company’s President, Chief Executive Officer, Chief Financial Officer, Treasurer, and Director. Mr. Patel also founded and serves as Chief Executive Officer and Chief Science Officer for various private companies in the CBD industry. Mr. Mosser is a member of KBIG and serves as the Company’s Chief Operating Officer, Secretary, and Director. Mr. Mosser also founded and serves as Chief Executive Officer of two private companies, one of which is in the electronic cigarettes and vaporizer industry and the other of which runs the internal and external operations for Mr. Patel’s companies.
(c)	The address of the business office for each of the Reporting Persons is 401 N. Wickham Road, Suite 130, Melbourne, Florida 32935.
(d)	During the last five (5) years, none of the Reporting Persons have been: (1) convicted in a criminal proceeding (excluding violations or similar misdemeanors) or (2) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(e)	KBIG is a Delaware limited liability company. Mr. Nirajkumar Patel and Mr. Eric Mosser are citizens of the United States.

Item 3.  Source or Amount of Funds or Other Consideration.

KBIG purchased 504,000,000 shares of Common Stock (the “Shares”) from GMRZ Holdings, LLC (“GRMZ”) on February 20, 2019 for consideration of three hundred and twenty-five thousand dollars ($325,000) pursuant to a Share Purchase Agreement dated February 6, 2019 (the “Agreement”), by and among GRMZ, the Company, and KBIG. KBIG used funds contributed by one of its members to acquire the Shares.

Item 4.  Purpose of Transaction.

Pursuant to the Agreement, on February 20, 2019, GMRZ sold the Shares, representing approximately 88.06 percent of the Company’s issued and outstanding shares of Common Stock, to KBIG, and KBIG paid to GRMZ consideration of three hundred twenty-five thousand dollars ($325,000). The consummation of the transactions contemplated by the Agreement resulted in a change in control of the Company, with KBIG becoming the Company’s largest controlling stockholder. Pursuant to the Agreement, on February 20, 2019, Mr. Paul Moody resigned as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director. On the same date, Mr. Nirajkumar Patel was appointed as Chief Executive Officer, Chief Financial Officer, President, Treasurer, and Director, and Mr. Eric Mosser was appointed as Chief Operating Officer, Secretary, and Director. The purpose of the acquisition of the Shares was to acquire control of the Company, which at that time was, and on the date hereof is, a shell company as defined in Rule 12b-2 of the Exchange Act with no operating business. The Reporting Persons are exploring various business opportunities with respect to the Company.

Except to the extent provided in this Statement, none of the Reporting Persons have any current plans or proposals that relate to, or could result in any of the matters referred to in paragraphs (a) through (j) inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and/or change their purposes and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer.

The aggregate percentage of Common Stock owned by each Reporting Person is based on 572,364,574 shares of Common Stock issued and outstanding as of February 19, 2019, based on information reported by the Company in its Amendment No. 1 to Registration Statement on Form 10-12G, filed with the Securities and Exchange Commission on February 19, 2019.

(A)	KBIG
a.	Aggregate number of shares beneficially owned: 504,000,000

Percentage: 88.06%

b.	Sole power to vote or direct vote: 0

Shared power to vote or to direct vote: 504,000,000

Sole power to dispose or to direct disposition: 0

Shared power to dispose or to direct disposition: 504,000,000

c.	KBIG has not effected any transactions in Common Stock during the past 60 days, except as described in this Statement.
(B)	Nirajkumar Patel
a.	Aggregate number of shares beneficially owned: 504,000,000

Percentage: 88.06%

b.	Sole power to vote or direct vote: 0

Shared power to vote or to direct vote: 504,000,000

Sole power to dispose or to direct disposition: 0

Shared power to dispose or to direct disposition: 504,000,000

c.	Mr. Patel has not effected any transactions in Common Stock during the past 60 days, except as described in this Statement.
(C)	Eric Mosser
a.	Aggregate number of shares beneficially owned: 504,000,000

Percentage: 88.06%

b.	Sole power to vote or direct vote: 0

Shared power to vote or to direct vote: 504,000,000

Sole power to dispose or to direct disposition: 0

Shared power to dispose or to direct disposition: 504,000,000

c.	Mr. Mosser has not effected any transactions in Common Stock during the past 60 days, except as described in this Statement.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in this Statement, there are no contracts, arrangements, understandings, or relationships other than as disclosed among the persons named in Item 2 hereof and any other person, with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No. Description

1	Joint Filing Agreement is filed herewith.
2	Share Purchase Agreement between Quick Start Holdings, Inc., GMRZ Holdings, LLC, and Kaival Brands Innovations Group, LLC dated February 6, 2019, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 25, 2019.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: March 7, 2019	KAIVAL BRANDS INNOVATIONS GROUP, LLC By: /s/ Nirajkumar Patel Name: Nirajkumar Patel Title: Co-Manager

/s/ Nirajkumar Patel Nirajkumar Patel

/s/ Eric Mosser Eric Mosser

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Quick Start Holdings, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. This Joint Filing Agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: March 7, 2019	KAIVAL BRANDS INNOVATIONS GROUP, LLC By: /s/ Nirajkumar Patel Name: Nirajkumar Patel Title: Co-Manager

/s/ Nirajkumar Patel Nirajkumar Patel

/s/ Eric Mosser Eric Mosser